December 19, 2019

Michael Gilmore
Chief Executive Officer
Gilmore Homes - Gilmore Loans LLC
5401 Old National Highway, #419
Atlanta, GA 30349

       Re: Gilmore Homes - Gilmore Loans LLC
           Amendment No. 8 to
           Offering Statement on Form 1-A
           Filed December 6, 2019
           File No. 024-11011

Dear Mr. Gilmore:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2019 letter.

Form 1-A

General

1. We note that your website discloses that the "company now has capital to build in 2019, the first four (4) GILMORE HOMES which equity has been raised for a loan." Please tell us whether the company has been capitalized since the date your initial Form 1-A was filed through and including the date of your response to this comment. To the extent capitalized, please quantify to us the amount of funding received to date.
 Michael Gilmore
Gilmore Homes - Gilmore Loans LLC
December 19, 2019
Page 2

       You may contact Paul Cline at 202-551-3851 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact
Jonathan Burr at 202-551-5833 or Jennifer Gowetski at 202-551-3401 with any other questions.



FirstName LastNameMichael Gilmore                        Sincerely,
Comapany NameGilmore Homes - Gilmore Loans LLC
                                                         Division of
Corporation Finance
December 19, 2019 Page 2                                 Office of Real Estate
& Construction
FirstName LastName